# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ANGI INC., CIK 0001705110
CUSIP: 00183L102
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: IAC Inc., 555 West 18th Street, New York, New York (NY), 10011
Date of event which requires filing of this statement: 03/07/2025
Amends the filing with accession number 0001104659-20-081776
Filed by CIK 0001800227
Persons authorized to receive notices and communications: Kendall Handler, IAC Inc., 555 West 18th Street, New York, New York (NY), 10011, (212) 314-7300

## Reporting persons
- IAC Inc. (CIK 0001800227): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 420,802,335; shared voting power 0; sole dispositive power 420,802,335; shared dispositive power 0; aggregate amount beneficially owned 420,802,335 (83.9% of the class)
  Comment: Note to 7, 9, and 11: Reflects: (i) 417,010,647 shares of Class B Common Stock, par value $0.001, of Angi Inc. ("ANGI Class B Common Stock"), beneficially owned by IAC Inc. ("IAC") as converted on a one-to-one basis into shares of Class A Common Stock, par value $0.001, of Angi Inc. ("ANGI Class A Common Stock"), in accordance with their terms, and (ii) 3,791,688 shares of ANGI Class A Common Stock beneficially owned by IAC.
  
  Note to 13: Assumes the conversion of all shares of ANGI Class B Common Stock beneficially owned by IAC into shares of ANGI Class A Common Stock on a one-for-one basis. Because each share of ANGI Class B Common Stock is generally entitled to ten votes per share and each share of ANGI Class A Common Stock is entitled to one vote per share, IAC may be deemed to beneficially own equity securities of Angi Inc. ("ANGI") representing approximately 98.1% of the total voting power of all classes of capital stock of ANGI, based on 84,518,339 shares of ANGI Class A Common Stock outstanding as of March 7, 2025 and 417,010,647 shares of ANGI Class B Common Stock outstanding as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
Name of issuer: ANGI INC.
Address of issuer's principal executive offices: IAC Inc., 555 West 18th Street, New York, New York (NY), 10011
Comment:
Introductory Note

This amended report on Schedule 13D relating to ANGI Class A Common Stock initially filed by IAC with the U.S. Securities and Exchange Commission (the "SEC") on July 7, 2020, as amended by Amendment No. 1 thereto dated April 2, 2021, Amendment No. 2 thereto dated November 12, 2024 and Amendment No. 3 thereto dated January 15, 2025 (the "Initial Schedule 13D"), is hereby further amended and supplemented to include the information set forth in this Amendment No. 4 to the Initial Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D.

## Item 2. Identity and Background
Name of person filing: No amendment to this item is being made.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 3 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On March 7, 2025, ANGI issued 1,203,508 shares of ANGI Class A Common Stock, at a price per share of $1.66, to IAC as reimbursement for shares of IAC common stock issued in connection with the settlement of certain ANGI subsidiary denominated equity awards held by ANGI employees pursuant to the Employee Matters Agreement between IAC and ANGI, which was previously filed as Exhibit 7.3 to the Initial Schedule 13D (the "Reimbursement Issuance").

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

The information set forth above in Item 3 with respect to the Reimbursement Issuance is incorporated herein by reference.

On March 10, 2025, IAC announced the Board of Directors of IAC (the "Board") approved the planned spin-off of ANGI and declared a special dividend (the "Distribution") of all of the shares of ANGI capital stock held by IAC to the holders of IAC common stock, par value $0.0001 per share (the "IAC common stock") and IAC Class B common stock, par value $0.0001 per share (the "IAC Class B common stock" and together with the IAC common stock, "IAC Stock"). The dividend will be paid through the distribution of shares of ANGI Class A common stock on March 31, 2025 to the holders of record of IAC Stock as of the close of business on March 25, 2025, on a pro rata basis, subject to the satisfaction or waiver of certain conditions to the Distribution, as described in the Registration Statement on Form S-3 filed by ANGI in connection with the spin-off. After the completion of the Distribution, IAC will no longer own any shares of ANGI capital stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in paragraph (a) of Item 5 of the Initial Schedule 13D is hereby amended and restated as follows: (a) IAC beneficially owns: (i) 417,010,647 shares of ANGI Class B Common Stock, representing 100% of the outstanding shares of ANGI Class B Common Stock as of the date hereof, and (ii) 3,791,688 shares of ANGI Class A Common Stock, representing 4.5% of the outstanding shares of ANGI Class A Common Stock as of March 7, 2025. Shares of ANGI Class B Common Stock are convertible into shares of ANGI Class A Common Stock on a one-for-one basis, at any time at the election of the holder of such shares. IAC is the beneficial owner of equity securities of ANGI representing approximately 98.1% of the total voting power of all classes of ANGI capital stock and approximately 83.9% (on an as converted basis) of the total outstanding shares of ANGI capital stock.
Number of shares as to which each person has sole or shared power to vote or dispose: IAC has sole voting and sole dispositive power with regard to (i) 417,010,647 shares of ANGI Class B Common Stock and (ii) 3,791,688 shares of ANGI Class A Common Stock.
Transactions in the class effected during the past sixty days: The information set forth above in Item 3 with respect to the Reimbursement Issuance is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7.1 Investor Rights Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.2 to Old IAC's Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.2 Contribution Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.1 to Old IAC's Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.3 Employee Matters Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.5 to Old IAC's Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.4 Employment Transition Agreement, dated as of January 13, 2025, by and between IAC Inc. and Joseph Levin. (filed as Exhibit 10.1 to IAC's Current Report on Form 8-K dated January 13, 2025, filed with the Securities and Exchange Commission on January 13, 2025).

## Signatures
- IAC Inc.: /s/ Kendall Handler, Kendall Handler, Executive Vice President, Chief Legal Officer & Secretary (03/10/2025)